Exhibit 21.1

Subsidiaries of the Registrant

Jurisdiction of
Parent Organization	Subsidiaries	Organization

Montpelier Re Holdings Ltd. (the Registrant)	Montpelier Reinsurance Ltd.	Bermuda
Montpelier Re Holdings Ltd. (the Registrant)	Montpelier Agency Ltd.	Bermuda
Montpelier Re Holdings Ltd. (the Registrant)	Montpelier Capital Advisors	Bermuda
Montpelier Reinsurance Ltd.	Montpelier Marketing Services (UK) Ltd.	United Kingdom